06016071

Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Tel: 0131 225 2552
www.standardlife.com

SEC MAIL RECEIVED
AUG 1 4 2006
WASH. D.C. 161 SECTION

11 August 2006

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

In accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since our admission to the Official List of the London Stock Exchange on 10 July 2006.

Going forward, I would be grateful if you could confirm whether it is possible for us to provide copies of these announcements electronically, and if so, the email address we should send them to. Additionally, we would also appreciate guidance on whether copies of each announcement should be provided when it is released to the London Stock Exchange, or whether they could be provided on a monthly basis, for example.

For ease of contact, going forward please can you confirm individual contact details for the person who deals with our File, as appropriate.

PROCESSED
AUG 1 8 2006
THOMSON
FINANCIAL

I look forward to hearing from you in due course.

Yours faithfully

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

SEC MAIL RECEIVED [redacted] SECTION

Encls. Appendix A
Exhibits 1-16

8/16

No.	Subject	Date of Announcement	Date Copied to SEC
1	Admission to Official List	10th July 2006	11th August 2006
2	Re-listing of Bonds	10th July 2006	11th August 2006
3	Director/PDMR Shareholding	10th July 2006	11th August 2006
4	Director/PDMR Shareholding	11th July 2006	11th August 2006
5	Director/PDMR Shareholding	11th July 2006	11th August 2006
6	Holding(s) in Company	13th July 2006	11th August 2006
7	Holding(s) in Company	13th July 2006	11th August 2006
8	Further re IPO - Exercise of Over Allotment Arrangements	14th July 2006	11th August 2006
9	Directors/PDMR Shareholding	17th July 2006	11th August 2006
10	Further re IPO – Share Premium Account	24th July 2006	11th August 2006
11	Directors/PDMR Shareholding	26th July 2006	11th August 2006
12	Additional Listing	28th July 2006	11th August 2006
13	New Business Results	1st August 2006	11th August 2006
14	Holding(s) in Company	3rd August 2006	11th August 2006
15	Director/PDMR Shareholding	8th August 2006	11th August 2006
16	Additional Listing	11th August 2006	11th August 2006

REG-Standard Life plc Further re Prospectus

Released: 10/07/2006

RNS Number:9160F
Standard Life plc
10 July 2006

10 July 2006

Standard Life plc Admission to the Official List of the UK Listing Authority

Standard Life plc is pleased to announce that its Ordinary Shares have been admitted to the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange. Unconditional dealings in Standard Life plc's Ordinary Shares commenced at 8:00 a.m. today. Standard Life plc's market capitalisation is approximately £4.65 billion at the Offer Price of 230p per share.

Commenting on the listing Sir Brian Stewart, Standard Life Chairman, said:

"Today marks an important new chapter in Standard Life's history. The Board would like to extend a warm welcome to all the Group's new shareholders and looks forward to building long term value in the business."

Merrill Lynch International and UBS Limited are acting as Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners. Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited are Co-lead Managers.

-Ends-

Enquiries:

Media

Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Emma Wylie	0207 872 4154 / 07712 486 444
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777
Angus Maitland (Maitland)	0207 379 5151

Equity Investors

Gordon Aitken	0131 245 6799
Gillian Bailey	0131 245 1110

Merrill Lynch International: 020 7628 1000	UBS Limited: 020 7567 8000
Matthew Greenburgh	Ian Gladman
Rupert Hume-Kendall	Christopher Smith
Henrietta Baldock	Tim Waddell

This announcement is not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal. The information contained in this announcement does not constitute an offer for sale of securities in the United Kingdom, Ireland, the United States, Japan, Australia or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life plc does not intend to register the securities referred to herein in the United States. No money, securities or other

consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

END

FURGUUQAMUPQUQU

Released: 10/07/2006

RNS Number:9161F
Standard Life plc
10 July 2006

10 July 2006

Standard Life Bonds Re-listing Confirmed

The issuer under each of the existing subordinated bonds has been substituted and the issuing entity is now Standard Life plc and, in each case, there is a subordinated guarantee in respect of the bonds from Standard Life Assurance Limited. The bonds have been re-admitted to listing on the Official List of the FSA and to trading on the gilt edged and fixed interest market of the London Stock Exchange.

This applies to the following bonds:

- £500,000,000 6.75% Fixed Rate Perpetual Subordinated Guaranteed Bonds (ISIN remains XS0151267878)
- EUR750,000,000 6.375% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2022 (ISIN remains XS0151267522)
- £300,000,000 6.546% Mutual Assurance Capital Securities (ISIN remains XS0204938798)
- EUR360,000,000 5.314% Mutual Assurance Capital Securities (ISIN remains XS0204937634)

-Ends-

Enquiries:

John Cummins	0131 245 5195
Georgina Marshall	0131 245 9798

This announcement is not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal. The information contained in this announcement does not constitute an offer for sale of securities in the United Kingdom, Ireland, the United States, Japan, Australia or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life plc does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

END

MSCGRGDRSGBGGLG

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Alexander Maxwell Crombie, Group Chief Executive

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Alexander Maxwell Crombie

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

225,394

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.01115%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.41

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

The 225,394 ordinary shares of Standard Life plc held by Alexander Maxwell Crombie are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

10 July 2006

END
1 OF 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Trevor John Matthews, Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Trevor John Matthews

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

350,066

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.01732%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.41

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

The 350,066 ordinary shares of Standard Life plc held by Trevor John Matthews are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

10 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Norman Keith Skeoch, Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Norman Keith Skeoch

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

228,215

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.01129%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.41

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

The 228,215 ordinary shares of Standard Life plc held by Norman Keith Skeoch are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

10 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Alison Clare Reed, Group Finance Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Alison Clare Reed

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

62,241

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00308%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.41

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

The 62,241 ordinary shares of Standard Life plc held by Alison Clare Reed are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

10 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

John Francis Hylands, Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

John Francis Hylands

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

24,896

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00123%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.41

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

The 24,896 ordinary shares of Standard Life plc held by John Francis Hylands are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

10 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Gerald Edgar Grimstone, Non-Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gerald Edgar Grimstone

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

25,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00124%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.41

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

The 25,000 ordinary shares of Standard Life plc held by Gerald Edgar Grimstone are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

10 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*

Hugh Alexander Stevenson, Non-Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Hugh Alexander Stevenson

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

6,224

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00030%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.41

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

The 6,224 ordinary shares of Standard Life plc held by Hugh Alexander Stevenson are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

10 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Jocelyn Proteau, Non-Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Jocelyn Proteau

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,660

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00008%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.41

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

The 1,660 ordinary shares of Standard Life plc held by Jocelyn Proteau are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

10 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) only

3. Name of *person discharging managerial responsibilities/director*

Anne Margaret Gunther, PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Anne Margaret Gunther

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

29,046

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00144%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.41

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………………

24. Name of contact and telephone number for queries

Julie Reith 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

10 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) only

3. Name of *person discharging managerial responsibilities/director*

Michael Andrew Hall, PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Michael Andrew Hall

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

8,299

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00041%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.41

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

Julie Reith 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

10 July 2006

END

4

File # 82 - 34998

SEC MAIL PROCESSING SECTION AUG 2006 WASH., D.C. 169

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Gerald Edgar Grimstone, Non-Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinay Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gerald Edgar Grimstone

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20,750

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00103%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£2.425

………………………………

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,750

0.00226%

16. Date issuer informed of transaction

10 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Gerald Edgar Grimstone, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

11 July 2006

END

File # 82-34998

Standard Life plc (the "Company")

Notification of transaction on account of Director/PDMR in Ordinary shares pursuant to Disclosure Rule 3.1.4 R

The Standard Life Staff Pension Scheme

The Company has received notification of a transaction on the account of the undernoted individuals in Ordinary shares of Standard Life plc. The transaction, on 10 July 2006, resulted from the decision of the trustees of The Standard Life Staff Pension Scheme (the "SLSPS") to use the initial sale facility to dispose of the 117,580 Ordinary shares in Standard Life plc allotted to them under Standard Life's demutualisation. The undernoted individuals, who are also trustees of the SLSPS, are deemed to have the interests noted below in this transaction:

Name	No of Ordinary Shares	Price per share
John Hylands (Executive Director)	2,381	£2.30
Marcia Campbell (PDMR)	1,805	£2.30

The net proceeds of the disposal by the trustees of the SLSPS have been applied as enhancements to the pension entitlements of SLSPS members as appropriate – this applies to the above individuals in the same way as it applies to other affected members of the SLSPS.

End

File #82 - 34998

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Standard Life plc

2. Name of shareholder having a major interest

Franklin Resources Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Franklin Resources Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	No of Shares
The Bank of New York, London	18,017,720
JP Morgan/Chase, London	47,272,169
Citibank Nominees Ltd, London	942,500
Crest, London	174,970
Euroclear, London	9,790
HSBC Bank, London	87,650
Mellon Bank, London	1,658,970
Merrill Lynch, London	857,210
Northern Trust Company, London	329,630
Royal Trust Bank of Canada, London	2,151,810
State Street Nominees Limited, London	3,935,981

5. Number of shares / amount of stock acquired

75,438,400

6. Percentage of issued class

3.73%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of £0.10

10. Date of transaction

Not known

11. Date company informed

12 July 2006

12. Total holding following this notification

As per 5 above

13. Total percentage holding of issued class following this notification

As per 6 above

14. Any additional information

This notification relates to share interests under the management of Franklin Resources Inc. and its affiliates on behalf of clients as detailed in 4 above

15. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799

16. Name and signature of authorised company official responsible for making this notification

Julie Reith

Date of notification

13 July 2006

7

FILE # 82-34998

Standard Life plc

Disclosure of interests in shares under Part VI of the Companies Act 1985 (the "Act")

Standard Life plc (the "**Company**") was informed by notifications dated 12 July 2006 and 13 July 2006 respectively that:

(a) As at 10 July 2006, as a result of the underwriting arrangements entered into on 7 July 2006 pursuant to an underwriting and sponsors' agreement dated 15 June 2006 with, among others, the Company, the directors of the Company and the each of Merrill Lynch International ("**Merrill Lynch**"), UBS Limited ("**UBS**"), Citigroup Global Markets U.K. Equity Limited ("**Citigroup**"), JPMorgan Cazenove Limited ("**JPMorgan Cazenove**") (together, the "**Underwriters**") in connection with the offers of ordinary shares of 10 pence each in the capital of the Company (the "**Ordinary Shares**"), the Underwriters were interested for the purposes of Part VI of the Act in Ordinary Shares each as comprised in the relevant share capital (as defined in section 198(2) of the Act) of the Company in the following amounts:

Name of Underwriter	Number of Ordinary Shares
Merrill Lynch	421,201,346
UBS	421,201,345
Citigroup	75,498,353
JP Morgan Cazenove	75,498,353

(b) In each case, so far as the Underwriters are aware, each of the Underwriters was interested in the Ordinary Shares by virtue of section 208(5) of the Act.

In addition, as at 10 July 2006, Merrill Lynch was interested in, for the purposes of Part VI of the Act, and was the registered holder in respect of a further 1,177,138 Ordinary Shares and Citigroup was interested in, for the purposes of Part VI of the Act, and was the registered holder in respect of a further 3,340,000 Ordinary Shares.

(c) As at 11 July 2006, Merrill Lynch and UBS each continued to have an interest in 212,431,870 Ordinary Shares under the underwriting arrangements. In each case, so far as Merrill Lynch and UBS are aware, the registered holder of the Ordinary Shares was MLI Nominees Limited and Merrill Lynch and UBS were each interested in the Ordinary Shares by virtue of section 208(5) of the Act.

In addition, as at 11 July 2006, Merrill Lynch was interested in, for the purposes of Part VI of the Act, and was the registered holder in respect of a further 1,649,844 Ordinary Shares.

As at 11 July 2006, Citigroup and JPMorgan Cazenove each ceased to have a notifiable interest in the Ordinary Shares.

(d) As at 13 July 2006, Merrill Lynch and UBS each ceased to have a notifiable interest in the Ordinary Shares.

13 July 2006

END

8

FILE # 82-34998

Not for release, publication or distribution, directly or indirectly, in or into the United States, Australia or Japan.

Standard Life plc

Announcement of Exercise of Over-Allotment Arrangements

Standard Life plc (the "**Company**") announces that in connection with the initial public offering of the Company (the "**Offers**"), Merrill Lynch International, as stabilising manager, has today given notice to the Company that it wishes to exercise in full the over-allotment arrangements described in the Company's prospectus dated 15 June 2006 (the "**Over-allotment Arrangements**"). As a result of the exercise of the Over-allotment Arrangements, the Company will issue 83,541,742 further ordinary shares of 10 pence each in the capital of the Company (the "**Over-allotment Shares**"). The Company will receive approximately £192 million of proceeds from the issue of the Over-allotment Shares. Including the exercise of the Over-allotment Arrangements, the total size of the Offers was approximately £2.4 billion (approximately 1,077 million Ordinary Shares).

14 July 2006

Enquiries:

Standard Life plc

Gordon Aitken 0131 245 6799

Merrill Lynch International

Mark Gwynne 020 7995 3700

Merrill Lynch International which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for the Company and no-one else in connection with the Offer. It will not regard any other person as its client in relation to the Offer and will not be responsible for anyone other than the Company for providing the protections afforded to its client, nor for providing advice in relation to the Offer, the contents of this announcement or any transaction, arrangements or other matter referred to herein.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, Ordinary Shares to any person in any jurisdiction to whom or in which jurisdiction such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in Australia or Japan.

The offer sale and/or issue of the Ordinary Shares has not been and will not be registered under US Securities Act of 1933, as amended (the "**Securities Act**") or qualified for sale under the laws of any State of the United States or qualified for distribution by prospectus in Canada or under any applicable securities laws of Australia or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered, sold or delivered within Australia or Japan or the United States or to or for the benefit of, any national, resident or citizen of Australia or Japan. The Ordinary shares are being offered and sold within the United States only to "qualified institutional buyers" ("**QIBs**") (as defined in Rule 144A under the US Securities Act ("**Rule 144A**")) and in reliance on Rule 144A or another exception from, or in a transaction not subject to the registration requirements of the US Securities Act and outside the United States in reliance on Regulation S under the US Securities Act ("**Regulation S**"). The Ordinary Shares are being distributed in Canada under exemptions from the prospectus filing requirements of securities legislation in Canada.

. 9

FILE # 82-34998

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Sir Brian Stewart, Chairman

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Brian John Stewart

8 State the nature of the transaction

Entitlement on Demutualisation and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Demutualisation Entitlement	301
Purchase	16,292

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00082%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Demutualisation Entitlement	Free Share Allocation to Certain Eligible With Profits Policyholders
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Sir Brian Stewart, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

1 of 16
END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Alexander Maxwell Crombie, Group Chief Executive

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Connected Person: Margaret Crombie

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings of the persons referred to in 3 and 4 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Alexander Maxwell Crombie	23914
Margaret Crombie	16292

8 State the nature of the transaction

Entitlements on Demutualisation and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Alexander Maxwell Crombie	Margaret Crombie
Demutualisation Entitlement	1031	0
Purchase	22883	16292

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00199%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Demutualisation Entitlement	Free Share Allocation to Certain Eligible With Profits Policyholders
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

265,600

0.01314%

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Sandy Crombie, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Alison Clare Reed, Group Finance Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Alison Clare Reed

8 State the nature of the transaction

Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

22, 883

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00113%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

85,124

0.00421%

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Alison Reed, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Trevor John Matthews, Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Connected Person: Michelle Matthews

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings of the persons referred to in 3 and 4 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Trevor John Matthews	22883
Michelle Matthews	16292

8 State the nature of the transaction

Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Trevor John Matthews	Michelle Matthews
Purchase	22883	16292

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00194%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

389,241

0.01925%

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Trevor Matthews, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Norman Keith Skeoch, Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Norman Keith Skeoch

8 State the nature of the transaction

Entitlement on Demutualisation and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Demutualisation Entitlement	3,293
Purchase	22,883

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00129%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Demutualisation Entitlement	Free Share Allocation to Certain Eligible With Profits Policyholders
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

254,391

0.01258%

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Keith Skeoch, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

John Francis Hylands, Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Connected Person: Jane Hylands

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the persons referred to in 3 and 4 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

John Francis Hylands	16,869
Jane Hylands	9,547

8 State the nature of the transaction

Entitlements on Demutualisation and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	John Francis Hylands	Jane Hylands
Demutualisation Entitlement	577	1,264
Purchase	16,292	8,283

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00131%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Demutualisation Entitlement	Free Share Allocation to Certain Eligible With Profits Policyholders
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

51,312

0.00254%

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by John Hylands, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Gerald Edgar Grimstone, Deputy Chairman

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gerald Edgar Grimstone

8 State the nature of the transaction

Entitlement on Demutualisation and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Demutualisation Entitlement	253
Purchase	16,292

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00082%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Demutualisation Entitlement	Free Share Allocation to Certain Eligible With Profits Policyholders
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

62,295

0.00308%

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Gerald Grimstone, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Hugh Alexander Stevenson, Non-Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Hugh Alexander Stevenson

8 State the nature of the transaction

Entitlement on Demutualisation and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Demutualisation Entitlement	267
Purchase	16,292

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00082%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Demutualisation Entitlement	Free Share Allocation to Certain Eligible With Profits Policyholders
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

22,783

0.00113%

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Hugh Stevenson, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Alison Mitchell

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Connected Person: Clive Boden

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holding of the persons referred to in 3 and 4 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Alison Mitchell	10,086
Clive Boden	13,558

8 State the nature of the transaction

Entitlements on Demutualisation and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Alison Mitchell	Clive Boden
Demutualisation Entitlement	201	3,673
Purchase	9,885	9,885

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00117%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Demutualisation Entitlement	Free Share Allocation to Certain Eligible With Profits Policyholders
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

………………………………………

19. Total amount paid (if any) for grant of the option

………………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………………

………………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Alison Mitchell, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Lord Blackwell, Non-Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Norman Roy Blackwell

8 State the nature of the transaction

Entitlement on Demutualisation and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Demutualisation Entitlement	323
Purchase	5,080

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00027%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Demutualisation Entitlement	Free Share Allocation to Certain Eligible With Profits Policyholders
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Lord Blackwell, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Michael Kent Atkinson, Non-Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Michael Kent Atkinson

8 State the nature of the transaction

Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,478

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00017%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Kent Atkinson, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Jocelyn Proteau, Non-Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Jocelyn Proteau

8 State the nature of the transaction

Entitlement on Demutualisation

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

188

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000009%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Free Share Allocation to Certain Eligible With Profits Policyholders

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1,848

0.00009%

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Jocelyn Proteau, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) only

3. Name of *person discharging managerial responsibilities/director*

Marcia Dominic Campbell, PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Connected Persons: Raymond Campbell

Max Campbell

Francesca Campbell

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings of the persons referred to in 3 and 4 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Marcia Dominic Campbell	17,086
Raymond Campbell	2,203
Max Campbell	6,681
Francesca Campbell	6,681

8 State the nature of the transaction

Entitlements on Demutualisation, Employee Shares and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Marcia Dominic Campbell	Raymond Campbell	Max Campbell	Francesca Campbell
Demutualisation Entitlement	609	2,203	0	0
Employee Shares	185	0	0	0
Purchase under Preferential Offer	16,292	0	6,681	6,681

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00162%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Demutualisation Entitlement	Free Share Allocation to Certain Eligible With Profits Policyholders
Employee Shares	Free Share Allocation to Certain Eligible Employees
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………

23. Any additional information

The Employee Shares awarded to Marcia Campbell are held on trust in the Standard Life Share Plan for a three year period.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) only

3. Name of *person discharging managerial responsibilities/director*

Anne Margaret Gunther, PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Anne Margaret Gunther

8 State the nature of the transaction

Employees Shares and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Employee Shares	185
Purchase	22,883

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00114%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Employee Shares	Free Share Allocation to Certain Eligible Employees
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

52,114

0.00258%

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

The Employee Shares awarded to Anne Gunther are held on trust in the Standard Life Share Plan for a three year period.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) only

3. Name of *person discharging managerial responsibilities/director*

Joseph Iannicelli, PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Joseph Iannicelli

8 State the nature of the transaction

Employee Shares and Purchase of Shares under Preferential Offer

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Employee Shares	185
Purchase	13,089

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00066%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Employee Shares	Free Share Allocation to Certain Eligible Employees
Purchase	£2.185

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

As per 9 and 10 above

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

The Employee Shares awarded to Joseph Iannicelli are held on trust in the Standard Life Share Plan for a three year period.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) only

3. Name of *person discharging managerial responsibilities/director*

Michael Andrew Hall, PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Michael Andrew Hall

8 State the nature of the transaction

Employee Shares on Demutualisation

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

185

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000009%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Free Share Allocation to Certain Eligible Employees

14. Date and place of transaction

10 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

8,484

0.00042%

16. Date issuer informed of transaction

14 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

The Employee Shares awarded to Michael Hall are held on trust in the Standard Life Share Plan for a three year period.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

17 July 2006

END

10

FILE # 82-34998

Not for release, publication or distribution, directly or indirectly, in or into the United States, Australia or Japan.

STANDARD LIFE PLC (the "Company")

The Company is pleased to announce that, as contemplated in connection with the demutualisation and flotation transaction (the "Transaction"), the following reductions of capital were confirmed by the Court of Session on 21 July 2006:-

1. for the Company, a reduction of £500 million in its share premium account; and
2. for Standard Life Assurance Limited ("SLAL"), the Company's principal operating subsidiary, the cancellation of its entire share premium account.

The court orders making these reductions were each registered with the Registrar of Companies on 21 July 2006 and are effective from that date.

As explained in the public documentation relating to the Transaction, the Company initially had no distributable reserves but, as a result of the reduction of its share premium account, the distributable reserves of the Company will now be increased by £500 million. As also explained in that documentation, the cancellation of the share premium account of SLAL removes a possible restriction upon declaring and paying dividends to the Company out of future surplus cashflows derived from the long term insurance business of SLAL.

These reductions in capital will therefore put in place the appropriate structural arrangements, contemplated as part of the Transaction, to support the Company's ability to pay dividends to its shareholders and to service debt.

24 July 2006

Enquiries:

Peter Tyson, Group Legal 0131 246 5717

Julie Reith, Group Secretariat 0131 245 6772

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, ordinary shares in the Company ("Ordinary Shares") to any person in any jurisdiction to whom or in which

jurisdiction such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in Australia or Japan.

The offer sale and/or issue of the Ordinary Shares has not been and will not be registered under US Securities Act of 1933, as amended (the "Securities Act") or qualified for sale under the laws of any State of the United States or qualified for distribution by prospectus in Canada or under any applicable securities laws of Australia or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered, sold or delivered within Australia or Japan or the United States or to or for the benefit of, any national, resident or citizen of Australia or Japan. The Ordinary shares are being offered and sold within the United States only to "qualified institutional buyers" ("QIBs") (as defined in Rule 144A under the US Securities Act ("Rule 144A")) and in reliance on Rule 144A or another exception from, or in a transaction not subject to the registration requirements of the US Securities Act and outside the United States in reliance on Regulation S under the US Securities Act ("Regulation S"). The Ordinary Shares are being distributed in Canada under exemptions from the prospectus filing requirements of securities legislation in Canada.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) only

3. Name of *person discharging managerial responsibilities/director*

Anne Margaret Gunther, PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Anne Margaret Gunther

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

16,016

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00076%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£2.4975

14. Date and place of transaction

25 July 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

68,130

0.00324%

16. Date issuer informed of transaction

25 July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422
Barry Cameron, Press Office 0131 245 6165

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

26 July 2006

END

12

File #82-34998

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 327,848 ordinary shares of 10 pence each in Standard Life plc (the "Company") in respect of further allotments of shares to satisfy demutualisation entitlements of eligible members pursuant to the insurance business transfer scheme sanctioned by the Court of Session on 9 June 2006. These shares, which are expected to be admitted to the Official List on 31 July 2006 for trading to commence on 1 August 2006, will rank equally with the existing issued ordinary shares of the Company.

28 July 2006

Enquiries:

Kenneth Gilmour, Group Secretariat 0131 245 0751

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

13

File #82-34998

Standard Life group

Press release

STANDARD LIFE

Accelerated growth

New business results – six months to 30 June 2006

1 August 2006

- **Worldwide insurance APE sales up 17% to £745 million (2005: £624m)**
- **UK Life and Pensions APE sales up 25% to £594m (2005: £475m), with a 36% increase in the second quarter of 2006 (compared to the second quarter of 2005)**
  - **Self Invested Personal Pension (SIPP) and drawdown APE sales up 75% to £105m (2005: £60m)**
  - **Investment bond APE sales up 121% to £86m (2005: £39m)**
- **Net investment product inflows of £3,120m (2005: £2,643m)**

All comparisons above and in narrative below are in local currencies unless otherwise stated[1].

First Half Overview

Worldwide insurance APE sales increased by 17% to £745m, reflecting strong UK performance. UK Life and Pensions APE sales increased by 25% in H1 2006, driven by continuing strong sales of SIPP and Investment Bonds. Standard Life Investments enjoyed a strong first half with net investment product inflows of £3.1bn and third party funds under management increased by 12% to £31.5bn over the first six months of the year.

Group Chief Executive, Sandy Crombie, said:

"I am pleased to be able to report a substantial increase in new business for Standard Life in the first half of the year. We have built on good growth in the first quarter, with an accelerated rate of increase in the second quarter, giving us a solid foundation for the remainder of the year. It is particularly pleasing to see strong performance in our target markets in the UK, notably SIPP and investment bonds. Standard Life Investments also continues to perform well, despite the recent volatility in equity markets.

"Our transition to higher margin and higher value-added savings products continues, and I am confident that we are securing the right mix of new business to deliver profitable growth for our shareholders."

STANDARD LIFE

UK and Europe Life and Pensions

New business in UK Life and Pensions was strong in the first half of 2006, with APE sales up 25% to £594m (2005: £475m). Following a good first quarter, sales have continued to be strong through the second quarter. Consistent with our focus on profitable segments of the market, single premiums have increased by 52% in the first half of 2006, while regular premiums were up 3%.

A substantial contribution to this increase came from the company's highly successful SIPP and drawdown product where first half sales increased by 75% to £105m (2005: £60m) and funds under management grew 79% to £2.2bn. This strong trend has continued beyond A-day[2] and throughout the second quarter, with over 70% of SIPP assets now being managed by Standard Life Investments or deposited with Standard Life Bank.

Product improvements and the strong performance of many of the key funds within Standard Life Investments' range have led to strong growth in investment bonds increasing by 121% to £86m (2005: £39m). Trustee Investment Pension Plan (TIPP) and Personal Pension Investment Plan (PPIP)* sales have increased 67% to £77m (2005: £46m).

Group Pensions business fell by 2% to £228m (2005: £233m) reflecting a strong first quarter in 2005, which included the company's largest ever insured group scheme. Q2 2006 shows a favourable trend with sales up 17% to £131m (Q2 2005: £112m). Group pensions included the new Group SIPP, launched in November 2005, which had APE sales in the first half of £22m.

In line with our strategy, we have continued to diversify our distribution capability by securing arrangements in potentially profitable growth areas as well as building on previous alliances. Sales through consulting actuaries increased by 61% to £71m (2005: £44m).

Outside the UK, the second quarter saw an increase in sales in Germany of 38% to £10m (Q2 2005: £7m). Overall new business for the first half of 2006, however, was down 52% to £21m (2005: £41m) reflecting the comparison with a very strong first quarter in 2005 which was caused by changes to tax legislation.

Standard Life Ireland increased sales by 64% to £18m (2005:£11m) with strong performance in both quarters. This increase in sales has been driven by the success of the Synergy suite of products launched in the first half of 2005. In the second quarter of 2006 Standard Life introduced new products to the Irish market based on the UK SIPP platform and early demand is encouraging.

*TIPP is a Trustee Investment Pension Plan designed to meet the needs of Trustees of exempt approved occupational pension schemes (defined benefit, defined contribution and SSAS schemes). PPIP is a Personal Pension Investment Plan. It is a version of TIPP available to managers of SIPPs that are administered externally to Standard Life.

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored.

Canada

Sales for the 6 months to 30 June 2006 increased in local currency by 3% to £99m (2005: £84m).

Our first half 2006 volumes in the competitive group savings and retirement market were 49% higher, helped by one large scheme of £22m APE written in the second quarter.

Individual insurance, savings and retirement declined 28%. This reflected the repricing of our main universal life product in 2005 where sales fell to £4m (2005: £10m).

Group insurance sales fell 40% in a challenging market. We continue to prioritise retention and maintain our focus on margin instead of volume.

Asia

In India, HDFC Standard Life Insurance Company Limited increased sales by 65%[3] to £70m (2005: £42m) of which Standard Life's share was £12m (2005: £11m), whilst in China, Heng An Standard Life opened its third branch, in Beijing.

Standard Life Investments

Standard Life Investments (SLI) has achieved another very strong result, despite increasing volatility in markets over the first six months of the year. Net inflows for investment products were £3,120m (2005: £2,643m). UK mutual fund net inflows were strong at £684m (2005: £78m).

At 30 June 2006, total SLI funds under management were £123.4bn, up from £118.8bn at the end of 2005. Third party funds under management stood at £31.5bn, up from £28.1bn.

The UK Select Property Fund, launched in October 2005, has been particularly successful with funds under management of £482m at 30 June 2006. Total property funds under management have grown over the first six months of the year from £10.4bn to £12bn.

STANDARD LIFE

Standard Life Bank

Gross mortgage lending in the second quarter grew by 4% compared with the first quarter, though it fell by 16% to £1,216m over the half year (2005: £1,442m). The Bank continues to develop the management of cash funds in partnership with the Life and Pensions business, particularly the SIPP cash element, which grew 113% to £175m in the first half of 2006.

Standard Life Healthcare

First half sales were £10m (2005: £11m) reflecting competitive pressure in both the small and medium enterprise (SME) and individual markets.

Ends

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored.
Standard Life group includes Standard Life plc and its subsidiaries.

STANDARD LIFE

For further information please contact:

Media:

Barry Cameron	0131 245 6165 / 07712 486 463
Emma Wylie	0207 872 4154 / 07712 486 444
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777

Equity Investors:

Gordon Aitken	0131 245 6799
Gillian Bailey	0131 245 1110

Debt Investors:

John Cummins	0131 245 5195
Georgina Marshall	0131 245 9798

STANDARD LIFE

Notes to Editors

1. Insurance new business and Investment gross sales for overseas operations are calculated using average exchange rates. All percentage changes shown for new business are based on constant exchange rates. The principal average exchange rates for six months to 30 June 2006 are £1: C$2.03 (six months to 30 June 2005 £1: C$2.31) and £1: Euro1.45 (six months to 30 June 2005 £1: Euro1.46). Funds under management are calculated using the closing exchange rate as at period end. The principal closing exchange rates used as at 30 June 2006 are £1: C$2.06 (31 December 2005 £1: C$2.01) and £1: Euro1.45 (31 December 2005 £1: Euro1.46).

2. A new pensions simplification regime in the UK was introduced on 6 April 2006, also known as A-Day.

3. Standard Life has two joint venture partnerships with HDFC: a life insurance company HDFC Standard Life Insurance Limited, in which it holds just under 19% and HDFC Asset Management Company, in which it holds 49.9%. Standard Life's holding in HDFC Standard Life Insurance Limited changed during the period and the results for the period to 30 June 2006 are based on a weighted average holding of 17.3% (30 June 2005: 26%). The growth percentages quoted for India relate to the results of HDFC Standard Life Insurance Limited, rather than the growth in Standard Life's share of the joint venture.

4. Annual Premium Equivalent (APE) sales comprise new regular premium sales plus 10% of single premiums.

5. All financial information in this release is unaudited.

6. The insurance operations new business shown within the attached tables includes certain products which do not fall within the scope of "insurance contracts" as defined by IFRS4 "Insurance Contracts" as they do not contain sufficient insurance risk. However, the classification of products into investment or insurance operations is consistent with previous new business reports and is in accordance with FSA recognition rules for new business.

7. All comparators are with the first half of 2005 unless otherwise stated.

8. The Standard Life Assurance Company will announce its interim mutual IFRS results on 27 September 2006. In addition, we will publish financial highlights, consistent with the basis of preparation disclosed in the prospectus, for the first 6 months of 2006 on a historical financial information basis (IFRS) and also on a proforma IFRS and EEV basis. There will be no comparable data for the first half of 2005, since The Standard Life Assurance Company was not required to prepare such figures. Present Value of New Business Premium (PVNBP) data for the first half of 2006 will be published with these results.

9. There will be a conference call today for media at 8.00am (BST) hosted by Alison Reed, Group Finance Director. Dial in telephone number: +44 (0)20 7162 0125. Callers should quote Standard Life Media Conference.

10. There will be a conference call for investors and analysts at 9.30am (BST) hosted by Alison Reed, Group Finance Director. Dial in telephone number +44 (0)20 7162 0025. Callers should quote Standard Life Investor and Analyst Conference. A recording of this call will be available for replay for one week by dialling +44 (0)20 7031 4064. The conference reference number will be 714387.

Standard Life New Business
6 month period ended 30 June 2006

Insurance Products	Single Premiums			New Regular Premiums			Annual Premium Equivalent (APE) [a]			
	6 Months to 30 June 2006 £m	6 Months to 30 June 2005 £m	% Change	6 Months to 30 June 2006 £m	6 Months to 30 June 2005 £m	% Change	6 Months to 30 June 2006 £m	6 Months to 30 June 2005 £m	% Change	% Change in local currency [b]
UK Life and Pensions	3,242	2,128	52%	270	262	3%	594	475	25%	25%
Canada	637	413	54%	35	43	-19%	99	84	18%	3%
International	128	86	49%	40	57	-30%	52	65	-20%	-19%
Total Worldwide Insurance	**4,007**	**2,627**	**53%**	**345**	**362**	**-5%**	**745**	**624**	**19%**	**17%**

Investment Products	Gross Sales			Net Inflows		
	6 Months to 30 June 2006 £m	6 Months to 30 June 2005 £m	% Change	6 Months to 30 June 2006 £m	6 Months to 30 June 2005 £m	% Change
UK [c]	3,142	2,957	6%	2,799	2,733	2%
Canada	230	206	12%	90	(99)	N/A
International [d]	421	9	4578%	231	9	2467%
Total Worldwide Investment	**3,793**	**3,172**	**20%**	**3,120**	**2,643**	**18%**

Banking	6 Months to 30 June 2006 £m	6 Months to 30 June 2005 £m	% Change
Gross Mortgage Lending	**1,216**	**1,442**	**-16%**

SL Healthcare [e]	New Business Sales		
	6 Months to 30 June 2006 £m	6 Months to 30 June 2005 £m	% Change
New Business Sales	**10**	**11**	**-9%**

(a) Annual Premium Equivalent (APE) is the industry standard for measuring new business income and represents all new regular premiums and 10% of single premiums.
(b) The percentage change in local currency is calculated using constant rates of exchange.
(c) The Triple A fund within UK Investment sales is calculated using average net client balances.
(d) Due to the nature of the Indian investment sales market, Indian new business is shown as net of sales less redemptions.
(e) SL Healthcare's new business was previously included within Insurance Products, but is now shown separately.

STANDARD LIFE

Insurance Operations New Business
6 month period ended 30 June 2006

Analysed by geographical region	Single Premiums: 6 Months to 30 June 2006 £m	Single Premiums: 6 Months to 30 June 2005 £m	Single Premiums: % Change	New Regular Premiums: 6 Months to 30 June 2006 £m	New Regular Premiums: 6 Months to 30 June 2005 £m	New Regular Premiums: % Change	APE: 6 Months to 30 June 2006 £m	APE: 6 Months to 30 June 2005 £m	APE: % Change	APE: % Change in local currency[(a)]
UK										
Individual Pensions	417	400	4%	32	37	-14%	74	77	-4%	-4%
SIPP & Drawdown	790	514	54%	26	9	189%	105	60	75%	75%
Group Pensions	211	191	10%	207	214	-3%	228	233	-2%	-2%
Investment (TIPP and PPIP)	767	459	67%	0	0	N/A	77	46	67%	67%
Investments Bonds	868	388	124%	0	0	N/A	86	39	121%	121%
Offshore Bond	15	0	N/A	0	0	N/A	2	0	N/A	N/A
Annuities	168	175	-4%	0	0	N/A	16	17	-6%	-6%
Protection	0	0	N/A	4	2	100%	4	2	100%	100%
Other	6	1	500%	1	0	N/A	2	1	100%	100%
UK Life and Pensions	**3,242**	**2,128**	**52%**	**270**	**262**	**3%**	**594**	**475**	**25%**	**25%**
Canada										
Group savings and retirement	399	180	122%	21	18	17%	61	36	69%	49%
Individual insurance, savings & retirement	238	233	2%	5	12	-58%	29	35	-17%	-28%
Group insurance	0	0	N/A	9	13	-31%	9	13	-31%	-40%
Canadian Insurance	**637**	**413**	**54%**	**35**	**43**	**-19%**	**99**	**84**	**18%**	**3%**
International (Excluding Canada)										
Republic of Ireland	103	58	78%	8	5	60%	18	11	64%	64%
Germany	16	19	-16%	19	40	-53%	21	41	-49%	-52%
India [(b), (c)]	3	3	75% [(b)]	12	11	68% [(b)]	12	11	68% [(b)]	65% [(b)]
China[(c)]	6	1	500%	1	0	N/A	1	0	N/A	N/A
Life and Pensions	**128**	**81**	**58%**	**40**	**56**	**-29%**	**52**	**63**	**-17%**	**-19%**
Discontinued operations [(d)]	0	5	N/A	0	1	N/A	0	2	N/A	N/A
International (Excluding Canada) Insurance	**128**	**86**	**49%**	**40**	**57**	**-30%**	**52**	**65**	**-20%**	**-19%**
Total Worldwide Insurance	**4,007**	**2,627**	**53%**	**345**	**362**	**-5%**	**745**	**624**	**19%**	**17%**

(a) The percentage change in local currency is calculated using constant rates of exchange.
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited to avoid distortion due to changes in the Group's shareholding in the joint venture during 2005 and 2006.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's new business.
(d) Spanish business is shown as discontinued as it was disposed of in 2005.

Investment Operations
6 month period ended 30 June 2006

		Opening FUM 01/01/2006 £m	Gross Sales £m	Redemptions £m	Net Inflows £m	Market & Other Movements £m	Net Movement in FUM £m	Closing FUM 30/06/2006 £m
UK	Mutual Funds	2,862	883 [a]	(199)	684	(12)	672	3,534
	Private Equity	1,580	205	(31)	174	21	195	1,775
	Segregated Funds	5,915	1,090 [b]	(113)	977	195	1,172	7,087
	Pooled Property Funds	438	49 [b]	0	49	35	84	522
	Triple A	4,421	915 [c]	0	915	(544)	371	4,792
Total UK		**15,216**	**3,142**	**(343)**	**2,799**	**(305)**	**2,494**	**17,710**
Canada	Mutual Funds	1,019	187 [d]	(77)	110	(34)	76	1,095
	Investment Counselling	976	43	(63)	(20)	81	61	1,037
Total Canada		**1,995**	**230**	**(140)**	**90**	**47**	**137**	**2,132**
International	Europe	29	6	(4)	2	(6)	(4)	25
	Hong Kong	175	0	(186)	(186)	12	(174)	1
	India	1,137	415 [e]	0	415	(123)	292	1,429
Total International		**1,341**	**421**	**(190)**	**231**	**(117)**	**114**	**1,455**
Total Worldwide Investment Products		**18,552**	**3,793**	**(673)**	**3,120**	**(375)**	**2,745**	**21,297**

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New business relating to third party insurance contracts is disclosed as insurance business for reporting purposes. An analysis of total third party funds under management is shown below.

	Standard Life Investments						
	Opening FUM 01/01/2006 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & Other Movements £m	Net Movement in FUM £m	Closing FUM 30/06/2006 £m
Investment Products	18,552	3,793	(673)	3,120	(375)	2,745	21,297
Third party insurance contracts (new business classified as insurance products)	9,577	1,020	(601)	419	174	593	10,170
Third party funds under management	**28,129**	**4,813**	**(1,274)**	**3,539**	**(201)**	**3,338**	**31,467**
Standard Life Investments – total funds under management	**118,842**						**123,419**

(a) UK Mutual Fund gross sales and net inflows were £235m and £78m respectively in the 6 months to 30 June 2005.
(b) Institutional sales comprise Segregated and Pooled Property Fund sales.
(c) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(d) Canadian Mutual Fund gross sales and net inflows were £147m and £110m respectively in the 6 months to 30 June 2005.
(e) As a result of the sales market volatility in India, Investment sales are shown as net of sales less redemptions.

STANDARD LIFE

Standard Life New Business
3 month period ended 30 June 2006

Insurance Products	Single Premiums			New Regular Premiums			Annual Premium Equivalent (APE) [a]			
	3 Months to 30 June 2006 £m	3 Months to 30 June 2005 £m	% Change	3 Months to 30 June 2006 £m	3 Months to 30 June 2005 £m	% Change	3 Months to 30 June 2006 £m	3 Months to 30 June 2005 £m	% Change	% Change in local currency [b]
UK Life and Pensions	1,738	1,140	52%	156	129	21%	331	243	36%	36%
Canada	357	192	86%	17	24	-29%	55	44	25%	10%
International	62	47	32%	18	16	13%	23	21	10%	10%
Total Worldwide Insurance	**2,157**	**1,379**	**56%**	**191**	**169**	**13%**	**409**	**308**	**33%**	**30%**

Investment Products	Gross Sales			Net Inflows		
	3 Months to 30 June 2006 £m	3 Months to 30 June 2005 £m	% Change	3 Months to 30 June 2006 £m	3 Months to 30 June 2005 £m	% Change
UK[c]	1,051	2,064	-49%	846	1,995	-58%
Canada	81	77	5%	(3)	(21)	N/A
International[d]	210	12	1650%	20	12	67%
Total Worldwide Investment	**1,342**	**2,153**	**-38%**	**863**	**1,986**	**-57%**

Banking	3 Months to 30 June 2006 £m	3 Months to 30 June 2005 £m	% Change
Gross Mortgage Lending	620	820	-24%

SL Healthcare [e]	New Business Sales		
	3 Months to 30 June 2006 £m	3 Months to 30 June 2005 £m	% Change
New Business Sales	5	6	-17%

(a) Annual Premium Equivalent (APE) is the industry standard for measuring new business income and represents all new regular premiums and 10% of single premiums.
(b) The percentage change in local currency is calculated using constant rates of exchange.
(c) The Triple A fund within UK Investment sales is calculated using average net client balances.
(d) Due to the nature of the Indian investment sales market, Indian new business is shown as net of sales less redemptions.
(e) SL Healthcare's new business was previously included within Insurance Products, but is now shown separately.

STANDARD LIFE

Insurance Operations New Business
3 month period ended 30 June 2006

lysed by geographical region	Single Premiums			New Regular Premiums			Annual Premium Equivalents (APE)			
	3 Months to 30 June 2006 £m	3 Months to 30 June 2005 £m	% Change	3 Months to 30 June 2006 £m	3 Months to 30 June 2005 £m	% Change	3 Months to 30 June 2006 £m	3 Months to 30 June 2005 £m	% Change	% Change in local currency [(a)]
Individual Pensions	184	147	25%	19	17	12%	38	32	19%	19%
SIPP & Drawdown	449	323	39%	16	7	129%	61	39	56%	56%
Group Pensions	119	82	45%	119	104	14%	131	112	17%	17%
Investment (TIPP and PPIP)	418	278	50%	0	0	N/A	42	28	50%	50%
Investments Bonds	443	228	94%	0	0	N/A	44	23	91%	91%
Offshore Bond	7	0	N/A	0	0	N/A	1	0	N/A	N/A
Annuities	115	82	40%	0	0	N/A	11	8	38%	38%
Protection	0	0	N/A	2	1	100%	2	1	100%	100%
Other	3	0	N/A	0	0	N/A	1	0	N/A	N/A
Life and Pensions	**1,738**	**1,140**	**52%**	**156**	**129**	**21%**	**331**	**243**	**36%**	**36%**
ada										
Group savings and retirement	254	84	202%	11	12	-8%	37	20	85%	61%
Individual insurance, savings & retirement	103	108	-5%	1	6	-83%	13	18	-28%	-35%
Group insurance	0	0	N/A	5	6	-17%	5	6	-17%	-29%
adian Insurance	**357**	**192**	**86%**	**17**	**24**	**-29%**	**55**	**44**	**25%**	**10%**
rnational (Excluding Canada)										
Republic of Ireland	50	32	56%	4	2	100%	9	6	50%	70%
Germany	8	11	-27%	10	6	67%	10	7	43%	38%
India [(b), (c)]	1	2	30% [(b)]	4	8	55% [(b)]	4	8	54% [(b)]	66% [(b)]
China [(c)]	3	1	200%	0	0	N/A	0	0	N/A	N/A
Life and Pensions	**62**	**46**	**35%**	**18**	**16**	**13%**	**23**	**21**	**10%**	**10%**
Discontinued operations [(d)]	0	1	N/A	0	0	N/A	0	0	N/A	N/A
rnational (Excluding Canada) Insurance	**62**	**47**	**32%**	**18**	**16**	**13%**	**23**	**21**	**10%**	**10%**
l Worldwide Insurance	**2,157**	**1,379**	**56%**	**191**	**169**	**13%**	**409**	**308**	**33%**	**30%**

(a) The percentage change in local currency is calculated using constant rates of exchange.
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited to avoid distortion due to changes in the Group's shareholding in the joint venture during 2005 and 2006.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's new business.
(d) Spanish business is shown as discontinued as it was disposed of in 2005.

STANDARD LIFE

Investment Operations
3 month period ended 30 June 2006

		Opening FUM 01/04/2006 £m	Gross Sales £m	Redemptions £m	Net Inflows £m	Market & Other Movements £m	Net Movement in FUM £m	Closing FUM 30/06/2006 £m
UK	Mutual Funds	3,348	463 [a]	(112)	351	(165)	186	3,534
	Private Equity	1,740	62	(13)	49	(14)	35	1,775
	Segregated Funds	6,585	795 [b]	(80)	715	(213)	502	7,087
	Pooled Property Funds	488	22 [b]	0	22	12	34	522
	Triple A	5,037	(291) [c]	0	(291)	46	(245)	4,792
Total UK		**17,198**	**1,051**	**(205)**	**846**	**(334)**	**512**	**17,710**
Canada	Mutual Funds	1,134	76 [d]	(38)	38	(77)	(39)	1,095
	Investment Counselling	1,048	5	(46)	(41)	30	(11)	1,037
Total Canada		**2,182**	**81**	**(84)**	**(3)**	**(47)**	**(50)**	**2,132**
International	Europe	36	0	(4)	(4)	(7)	(11)	25
	Hong Kong	188	0	(186)	(186)	(1)	(187)	1
	India	1,391	210 [e]	0	210	(172)	38	1,429
Total International		**1,615**	**210**	**(190)**	**20**	**(180)**	**(160)**	**1,455**
Total Worldwide Investment Products		**20,995**	**1,342**	**(479)**	**863**	**(561)**	**302**	**21,297**

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New business relating to third party insurance contracts is disclosed as insurance business for reporting purposes. An analysis of total third party funds under management is shown below.

	Standard Life Investments						
	Opening FUM 01/04/2006 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & Other Movements £m	Net Movement in FUM £m	Closing FUM 30/06/2006 £m
Investment Products	20,995	1,342	(479)	863	(561)	302	21,297
Third party insurance contracts (new business classified as insurance products)	10,177	558	(329)	229	(236)	(7)	10,170
Third party funds under management	**31,172**	**1,900**	**(808)**	**1,092**	**(797)**	**295**	**31,467**
Standard Life Investments – total funds under management	**124,835**						**123,419**

(a) UK Mutual Fund gross sales and net inflows were £125m and £32m respectively in the 3 months to 30 June 2005.
(b) Institutional sales comprise Segregated and Pooled Property Fund sales.
(c) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(d) Canadian Mutual Fund gross sales and net inflows were £73m and £56m respectively in the 3 months to 30 June 2005.
(e) As a result of the sales market volatility in India, Investment sales are shown as net of sales less redemptions.

FILE #82-34998

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Standard Life plc

2. Name of shareholder having a major interest

Computershare Trustees Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of holding of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Computershare Trustees Limited

5. Number of shares / amount of stock acquired

10/07/2006	112,429,307

6. Percentage of issued class

5.56%

7. Number of shares / amount of stock disposed

Date	Number	Percentage
25/07/06	3,083,964	0.15%
26/07/06	6,176,466	0.29%
01/08/06	2,043, 688	0.10%

8. Percentage of issued class

See 7 above

9. Class of security

Ordinary Shares of £0.10

10. Date of transaction

See 5 and 7 above

11. Date company informed

2 August 2006

12. Total holding following this notification

101,125,189

13. Total percentage holding of issued class following this notification

4.80%

14. Any additional information

On 9 June 2006, the Court of Session sanctioned an insurance business transfer scheme ("the Scheme") under which eligible members of The Standard Life Assurance Company would be entitled to receive demutualisation entitlements in the form of either cash or shares in Standard Life plc ("the Company"), as appropriate. For those eligible members who have not, as yet, been validated by the Company in accordance with the Scheme, their demutualisation entitlements are held by Computershare Trustees Ltd ("the Trustee") under a trust deed entered into by the Company and the Trustee.

15. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gordon Aitken, Investor Relations 0131 245 6799
Barry Cameron, Press Office 0131 245 6165
Emma Wylie, Press Office 020 7872 4154

16. Name and signature of authorised company official responsible for making this notification

Julie Reith

Date of notification

3 August 2006

15

File # 82 - 34998

Standard Life plc

Automatic Conversion of Existing Cash-Based Long Term Incentive Plan Awards

On 1 January 2005 and 1 January 2006 the Remuneration Committee of The Standard Life Assurance Company granted cash-based Long Term Incentive Plan ("LTIP") awards to various executives. Under the LTIP rules, all these cash-based awards automatically convert to share-based LTIP awards using the average share price of Standard Life plc ("the Company") for the 20 dealing days from the flotation of the Company on 10 July 2006. This average share price was 247.975 pence, 7.8% higher than the flotation price of 230 pence per share.

The maximum numbers of ordinary shares in the Company subject to the 2005 and 2006 LTIP awards to persons discharging managerial responsibilities ("PDMRs") following this conversion are as follows:

PDMRs	Number of shares subject to 2005 LTIP award	Number of shares subject to 2006 LTIP award
Sandy Crombie (Executive Director)	458,715	494,001
John Hylands (Executive Director)	133,561	137,302
Trevor Matthews (Executive Director)	191,551	201,633
Alison Reed (Executive Director)	154,456	181,469
Keith Skeoch (Executive Director)	80,653	80,653
Joseph Iannicelli (Senior Manager)	45,577	64,354
Anne Gunther (Senior Manager)	92,751	98,397
Mike Hall (Senior Manager)	70,974	76,620
Marcia Campbell (Senior Manager)	83,879	89,525

The 2005 LTIP awards will normally vest after 1 January 2008 and the 2006 LTIP awards will normally vest after 1 January 2009, subject to continued employment and only to the extent that a performance target (described in the Company's Prospectus published on 15 June 2006) is satisfied. Vesting will not occur until the Company's Remuneration Committee has reviewed the performance condition and reached its conclusion. Once vested, awards will be capable of exercise for a period of six months.

No consideration was paid for the grant of awards or their automatic conversion into rights to acquire shares, and no payment is due on the vesting and exercise of these awards that are now structured as nil-cost share options.

These LTIP awards pre-dated the flotation of the Company and no other LTIP awards were granted at or around the time of the flotation. It is envisaged that the next grant of LTIP awards will be made in 2007 following the announcement of the Company's results for the year ending 31 December 2006.

8 August 2006

Enquiries:

Barry Cameron, Press Office 0131 245 6165
Emma Wylie, Press Office 020 7872 4154
Gordon Aitken, Investor Relations 0131 245 6799
Julie Reith, Group Secretariat 0131 245 6772

END

16

FILE #82-34998

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 203,831 ordinary shares of 10 pence each in Standard Life plc (the "Company") in respect of further allotments of shares to satisfy demutualisation entitlements of eligible members pursuant to the insurance business transfer scheme sanctioned by the Court of Session on 9 June 2006. These shares, which are expected to be admitted to the Official List on 14 August 2006 for trading to commence on 15 August 2006, will rank equally with the existing issued ordinary shares of the Company.

11 August 2006

Enquiries:

Paul McKenna, Group Secretariat 0131 245 1168

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END